UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION       OMB APPROVAL
                        Washington, D.C.  20549             ------------
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                               FORM 12b-25                SEC FILE NUMBER
                                                             000-25328

                         NOTIFICATION OF LATE FILING        CUSIP NUMBER
                                                             320655 10 3


(Check One):  / /Form 10K / /Form 20-F / /Form 11-K /x/Form 10-Q / /Form N-SAR

          For Period Ended:     December 31, 1999
                           ----------------------
          [   ] Transition Report on Form 10-K
          [   ] Transition Report on Form 20-F
          [   ] Transition Report on Form 11-K
          [   ] Transition Report on Form 10-Q
          [   ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                          __________________________________
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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________

PART I   REGISTRANT INFORMATION

First Keystone Financial, Inc.
_____________________________________________________________________________
Full Name of Registrant

NA
_____________________________________________________________________________
Former Name if Applicable

22 West State Street
_____________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Media, Pennsylvania  19063
_____________________________________________________________________________
City, State and Zip Code


PART II   RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    /x/   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    /x/   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    / /   (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III   NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant did not receive the required date to prepare the disclosure required by Item 3 of Form 10-Q and Rule 305 referenced thereby in sufficient time. Such information will be received prior to the extended due date of the Form 10-Q. The Form 10-Q will be filed within the required extension period. (Attach Extra Sheet if Needed) Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1344 (2-99)
PART IV   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Thomas M. Kelly                  610                          892-5171
______________________________________________________________________________
     (Name)                   (AreaCode)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                            /x/ Yes   / / No
_____________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            / / Yes   /x/ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

=============================================================================

                        First Keystone Financial, Inc.
                ___________________________________________
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    February 14, 2000                   By     /s/ Thomas M. Kelly
_________________________                   _________________________________
                                            Name:  Thomas M. Kelly
                                            Title: Executive Vice President
                                                   and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).